October 25, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Society Pass Incorporated
Amendment No. 5 to Registration Statement on Form S-1 Filed October 13, 2021
File No. 333-258056

Ladies and Gentlemen:

On behalf of Society Pass Incorporated (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 19, 2021 with respect to the amendments to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 6 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No.5 to Registration Statement of Form S-1

Capitalization, page 31

1.	We note the revisions you made in response to comment 3. In order to present your capitalization in a manner consistent with your dilution presentation on page 32, please show the impact of the 6,362,089 shares of our common stock that will be issued upon the automatic conversion of the Convertible Preferred Stock in the third column, and present the sale of 2,888,889 shares issued in this offering under the fourth column.

The Company has revised the third and fourth columns of the table under “Capitalization” as requested above.

Shares Eligible for Future Sale, page 97

2.	Please include in this section the shares underlying the representative warrants.

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The Company has included the shares underlying the representative’s warrant in the “Shares Eligible for Future Sale” section of the prospectus.

Note 18 Commitments and Contingencies

Executive Service Agreements, page F-75

3.	We noted from exhibit A in your response to comment 4 that you determined the value of the company at December 31, 2017 by taking an average revenue multiple for Coffee shops using the 2021 Edition of the Business Reference Guide, 31st Edition, published by the Business Brokerage Press. The value of your common stock was then obtained by dividing the company value by the number of common stock outstanding at December 31, 2017. Please tell us how you considered the following:
•	Address how you considered the comparability of the enterprises that were utilized in the publication to your company and whether any adjustments were made for factors, such as state of development, profitability, liquidity, location of business, etc.
•	Address whether you considered recent sales of equity securities in arms length transactions when preparing your valuation.
•	Address how your valuation method considered the change from operating restaurants in 2017 to operating e-commerce platforms and mobile applications in 2018.

The Company addresses each of the bullet point comments from the Staff in order in its bullet point responses below.

·	The purpose of using a multiple for a coffee shop was solely to demonstrate that the Company’s strategy at the time was to be involved in owning and operating restaurants. At the time of Mr. Nguyen’s Employment Agreement (April 1, 2017), the Company had no operations and no value. In October 2017, it acquired a company that owned coffee shops, that had net income for the twelve months ended December 31, 2017, of $33,975 on revenues of $367,468. The 2021 Edition of the Business Reference Guide revenue multiple was for operating coffee shops. Admittedly, applying a 2021 US multiple to 2017 Viet Nam coffee shops produces a not particularly relevant comparison, but it does indicate that no significant value was created by the acquisition of the Loft Restaurant Trading Company. The purpose of this comparison was to contrast the $250 stock conversion price in Mr. Nguyen’s Employment Agreement to an estimated, end of 2017 value of the Company to demonstrate that the $250 stock conversion provision was grossly in excess of any conceivable company value either at the Employment Agreement date (Company value of $0 at April 1, 2017, or as of December 31, 2017, where the value was not substantially above $0). Regardless of the multiple applied or the direct comparability of the restaurant or country, Food Society’s 2017 value was close to zero as of December 31, 2017, and the stock conversion provision was grossly out of the money.

·	Presumably, this question is in reference to the common stock issued in 2019 and 2020 for services provided which was issued at a split-adjusted price of $0.83 and
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$0.87 respectively. Those values confirm Mr. Nguyen’s split-adjusted cash conversion provision of $0.83.

The various issuances of preferred stock in 2018, 2019 and 2020 were accomplished at different prices and were basically for acquisitions ($8.9 million), services provided in lieu of cash payments ($3.6 million) and financings ($2.55 million). The prices of the issuances of the post-stock split adjusted convertible preferred financings ranged from a low of $1.40 per share in 2020 to a high of $18.67 per share in 2019, but these issuances were purchased by friends and family of senior management of the Company and not third-party investors and as a result were not indicative of fair value. While the Company looked at the share prices for the convertible preferred stock, it is their contention that the value of the Company in each of those three years was effectively zero since it had changed business strategies several times and it wasn’t until the end of 2020 that it began to fully execute on its current business strategy.

·	As previously stated, the Company changed business strategies several times. None of those strategies produced significant revenues ($0 in 2018, $10,411 in 2019 and $52,453 in 2020) and led to large losses ($1.46 million in 2018, $7.3 million in 2019 and $3.9 million in 2020). There were no cash flow projections and if there had been such projections, they would have had an unacceptably high degree of risk to the projections such that a discounted present value calculation would have been highly speculative. There were no comparable companies with which to develop metrics to apply to the Company since all of the Company metrics with the exception of the $62,864 of cumulative revenues for 2019 and 2020, were negative. Finally, the balance sheet had virtually no tangible assets during this extended period, a negative working capital and the Company had received “going concern” audit opinion references in all years. The value of the Company through 2020 was consistently zero. As a result, the valuation method didn’t change over all of these periods
4.	You state in your response to comment 4 that your estimated common stock fair value on December 31, 2017 was $0.04 and that it did not increase through December 31, 2020. You further state that that market value of the common stock did not materially increase in 2021. This appears to be inconsistent with your representation that the executive shares issued in September 2021 had a fair value of $7.65. Please tell us the factors that contributed to the increase from $.04 to $7.65 during 2021, including any intervening events within the company or changes in your valuation assumptions or methodology.

From 2018 to 2020, the Company recorded very little revenue. As such at the end of 2020, the Company had little if any value. In the first half of 2020, the Company established strategic partnerships with some of Vietnam’s largest payment integrators such as VNPT, VTC Pay, Momo and Zalo Pay. However, because of a COVID-19 outbreak in Vietnam in early 2020 and ensuing lockdowns in the restaurant sector in Vietnam, the Company was unable to commercially launch its food and beverage ordering platform.

As a result of its inability to generate revenues organically through its F&B ordering platform, beginning in December 2020, the Company started negotiating to purchase the Leflair lifestyle-ecommerce Assets, which included Leflair.com website, Leflair app and its

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1.5 million registered consumer database. On February 16, 2021, the Company completed the purchase of the Leflair Assets at a negotiated and agreed upon valuation of $25 million. The Company then spent the time period from February to August 2021 to re-boot the Leflair technology platform, re-onboard previous brands and suppliers, and re-engage with its 1.5 million subscriber-base. In September 2021, the Company re-launched Leflair. With the significant revenue generation over the past six weeks, the Company has been able to prepare financial projections based on the Leflair historical experience. In addition, the Company is leveraging the Leflair customer base to market other Company products (e.g., food and beverage delivery services).

In April 2021, Grab, a Southeast Asian technology company headquartered in Singapore and Indonesia announced plans to go public through a SPAC merger with Altimeter Growth Corp., in a transaction valued at $39.6 billion (one of the largest ever SPAC mergers). While this SPAC merger has been delayed into the fourth quarter of 2021, it demonstrated the value that investors put on the e-commerce market in Southeast Asia and indicated the potential for expansion of the e-commerce business in Southeast Asia as well as India. The concept of e-commerce in Southeast Asia resonated with investors who are looking for other e-commerce investment opportunities in this region.

In May 2021, the Company signed strategic partnership agreement with Paytech Company Limited, a leading IT services firm in Vietnam, to jointly develop an IT and loyalty platform in Vietnam. Furthermore, in August 2021, the Company signed a strategic partnership agreement with Rainbow Loyalty Company Limited, a Singapore-based loyalty platform, to jointly market loyalty offerings to merchants in Vietnam. With these two strategic partnerships in place, the Company believes that it can significantly increase its subscriber base quickly with low cost of customer acquisition.

Throughout the third quarter 2021, the Company raised over $8.6 million overseas from twenty-five (25) foreign investors, which included third-party institutional investors and current shareholders in a pre-IPO round of financing. The Company valuation for this round of financing was $74 million or $4.55 per share.

During the period from February to August 2021 the Company re-booted the Leflair technology platform, re-onboarded previous brands and suppliers, and re-engaged with its 1.5 million subscriber-base. In September 2021, Leflair became fully operational, together with the surrounding services infrastructure put into place by the Company. Leflair recognized revenues of approximately $75,000 in September and already has orders of approximately $120,000 for first 23 days of October. The Company expects revenues from Leflair from September to December 2021 to reach over $1.0 million. In addition, Leflair revenues are projected to reach $15 million in 2022. Applying a 3.3x multiple to 2022 revenue produces a $50 million fair value.

The acquisition of the Leflair Assets, investor interest generated by the pending Grab SPAC merger, entering into service contracts with strategic partners to facilitate e-commerce, establishing loyalty platforms in Vietnam, the opportunity to cross market other e-commerce services to the Leflair customer base and pre-IPO round of financing in the third quarter 2021 are factors, which have significantly contributed to the increase in value of the Company in 2021.

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The following table shows the Company’s assessment of the valuation increase in 2021.

Based on the preliminary indications from investors and growth trajectory of the Company’s business going forward, the Company’s estimate[1], which was determined in consultation with the underwriter, that it would be able to publicly offer and sell its common stock in this IPO at $9.00 per share, the Company determined that $7.65 per share would represent a fair value price of the shares issued to employees after the IPO price estimate had been determined. The $7.65 price, which is based on the estimated $9.00 IPO price is calculated as follows –

·	A 10% discount was applied as a risk factor that the IPO would not occur., The multiple postponements of the Grab SPAC merger and the WeWork IPO fiasco for instance, led the Company to conclude that while they had confidence that it would be successful in going forward with its initial public offering, there is still a risk that it will not occur.
·	The 10% risk adjustment to the $9.00 IPO price produced a price of $8.10.
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·	The $8.10 price was further reduced by a $0.45 illiquidity discount as a result of the 180 day lock up that officers of the Company will be required to agree to, together with the fact that the public float of the Company will relatively small which will prevent the employees from selling large blocks of shares in a single transaction.

The following table demonstrates how the $0.45 discount was derived.

5.	We note on page 2 in exhibit A in your response to comment 4 that you issued 1,500,000 common stock shares related to the bonus for the Leflair acquisition and 125,000 common stock shares for 1/2 of the 2021 bonus. Please provide us with a detailed discussion of how you determined the fair value of these shares issued in the 3rd quarter of 2021 was $.04 when shares issued to other executives during the same time frame had a fair value of $7.65.

The bonus related to the Leflair acquisition is $1,500,000, not 1,500,000 shares, and half of the $250,000 annual bonus in Mr. Nguyen’s Employment Agreement is $125,000, not 125,000 shares, which were approved by the Company’s Board in September 2021. However, for the reason set forth in the response to comment 6 below, Mr. Nguyen has agreed that the conversion feature in his employment contract was not operable at the time of the accrual of such amounts (September 2021) and therefore such amounts were not subject to share conversion. Accordingly, the number of shares issued to Mr. Nguyen as of September 22, 2021 has been reduced from 3,552,900 to 1,607,630 to exclude the 1,945,270 shares that represented the conversion of the $1,625,000 in bonuses referred to above. This reduction has reduced the outstanding number of shares reflected in the prospectus both on a pre and post offering basis by 1,945,270 and has been reflected in the “Prospectus Summary,” “Summary of the Offering,” “Market for Common Equity and Related Stockholder Matters,” “Capitalization,” “Principal Stockholders,” Certain Relationships and Related Party Transactions” and “Shares Eligible for Future Sale” sections in the prospectus. [Mr. Nguyen has also agreed to forego any payment the two bonuses described above.]

6.	It appears per section 3(a) and (b) of exhibit 10.4 the Executive may elect at any time to convert any unpaid Salary or bonus, in whole or in part, into common stock. Considering the holder has the right to convert to shares at any time, the compensation appears to be stock-based compensation. Please provide us with a detailed discussion of how you considered the guidance in ASC 718.

The following graph depicts the change in the Company’s fair value from 2018 through 2020

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There was no value to Mr. Nguyen’s ability to convert unpaid salary to shares through December 31, 2020, since the fair value of the Company’s shares was less than the conversion price.

As of June 30, 2021, Mr. Nguyen had $960,833 in accrued, but unpaid compensation which could be converted to shares by dividing that amount by the employment agreement conversion price of $0.83 to produce 1,157,630 shares. The Company will restate its June 30, 2021, financial statements to record compensation expense of $2,894,075 (1,157,630 shares multiplied by the intrinsic value of the conversion price provision of $2.50 as of June 30, 2021, from above). The $2.50 intrinsic value results from the fair value per share as of June 30, 2021, of $3.33, reduced by the $0.83 cents conversion price for the shares.

The Company does not agree that pursuant to Mr. Nguyen’s employment agreement he may elect at any time to convert any unpaid salary or bonus into common stock. The conversion feature has express limitations. The relevant portion of Section 3(a) of Mr. Nguyen’s employment agreement states:

“Until the Company has sufficient cash reserves to pay the Executive the Salary, the Executive may elect at any time to convert any unpaid Salary, in whole or in part, into Company stock…”

This provision was inserted into the employment agreement to compensate Mr. Nguyen in stock, at his option, and was to remain operable only until the Company has sufficient cash to pay him his salary in cash. From July 2021 until now, the Company’s cash balance has been at least $4 million and the Company has paid Mr. Nguyen his salary in full in every month from July 2021 until now. As a result of these facts, the conversion feature in Mr. Nguyen’s contract became inoperable as of July 1, 2021 and Mr. Nguyen no longer has the option to convert unpaid salary into the Company’s shares. The Company has also amended Mr. Nguyen’s contract to delete the conversion feature to make clear the conversion feature will not be operable in the future and the amendment has been filed as Exhibit 10.19 to the Company’s registration statement. Therefore, the Company will not accrue any expense

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related to the conversion feature for periods after June 30, 2021.

Exhibit 5.1, page I-1.

7.	Please have counsel revise the opinion to specify the number of shares to be sold in the offering, which appears to be up to 3,322,223, assuming the exercise of the over-allotment option, as well as the number of shares underlying the representative warrants, which appears to be up to 144,445.

The Company’s Nevada counsel has revised its Exhibit 5.1 opinion as requested and such opinion has been filed with the S-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

Jeffrey P. Wofford, Esq.

Carmel, Milazzo & Feil LLP

[1] In addition to the factors used in calculating this estimate described in our response to comment 4 in our letter dated October 13, 2021, the Company also factored in the significant benefits from the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and fund other strategic transactions.